Via EDGAR

October 9, 2026

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Alzamend Neuro, Inc.
Request for Withdrawal of Registration Statement on Form S-1
File No. 333-298490

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Alzamend Neuro, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-298490), together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on August 21, 2026, but was never declared effective by the Commission.

The Registration Statement was a registration statement filed in order to register for resale up to 98,388,305 shares of the Registrant’s Common Stock, par value $0.0001 per share (the “Securities”).

The Company is seeking withdrawal of the Registration Statement because the staff of the Commission has advised the Company that the Registration Statement, due to the transaction structure that required its filing, may no longer be declared effective as such transaction structure was originally contemplated, stating its position that a completed private placement had not occurred and the shares remaining to be sold to the selling stockholder could not be registered under the equivalent of an equity line of credit (the “ELOC”) under which the Securities were to have been offered for resale. Because the potential resale of Securities that were to be registered under the Registration Statement did not and will not occur, the Registrant believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) of the Securities Act. The Registrant confirms that no Securities have been sold or will be sold pursuant to the Registration Statement.

The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned (email: Henry@alzamend.com) as well as the Registrant’s counsel, Olshan Frome Wolosky LLP, Attn: Kenneth Schlesinger, 1325 Avenue of the Americas, 15th Floor, New York, New York 10019, email: kschlesinger@olshanlaw.com.

If you have any questions with respect to this matter, please contact the undersigned at (646) 650-5044 or Kenneth Schlesinger at (212) 451-2252.

Very truly yours,

Alzamend Neuro, Inc.

By: /s/ Henry C.W. Nisser
Henry C.W. Nisser
Executive Vice President and General Counsel

cc:	Kenneth Schlesinger, Olshan Frome Wolosky LLP
Stephan Jackman, Chief Executive Officer